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                                                                    EXHIBIT 99.3

                                  PRESS RELEASE

                    ADVANCED LIGHTING TECHNOLOGIES ANNOUNCES
           ITS MICRODYN(R) TECHNOLOGY NOW SEEN BY SIEMENS AS ANSWER TO

                      AUTOMOTIVE COLORED LAMP COMPLEXITIES

SOLON, OH, MARCH 30, 2001--ADVANCED LIGHTING TECHNOLOGIES, INC. (Nasdaq: ADLT) today announced that it has received an order for its patented MicroDyn(R) Optical Coating equipment from Osram, a 100% owned subsidiary of Siemens.

In addition, Siemens has contracted with ADLT engineers to optimize the optical coating filter deposited by the MicroDyn sputtering system for automotive lamp production. The optical coating equipment plus the development work is approximately $2.5 million. This difficult optical coating must meet the rigid European DOT standards for color, clarity and uniformity. Extreme environmental durability is also a mandatory requirement for the film.

Siemens believes that coated lamps will be in high demand by luxury European and American automotive manufacturers as the trend for modern automotive designs increases.

Wayne Hellman, ADLT Chairman and CEO commented, "This order is the first of many that we expect to receive as Siemens, and others, apply this technology to the growing demand for optically enhanced lamps in the automotive business.

In addition, MicroDyn technology is used by another large lighting company to apply a coating that enhances the energy efficiency of quartz halogen lamps by almost 50%. These lamps are used in retail and commercial lighting applications. The complex coatings on the quartz halogen product must sustain temperatures in excess of 800 degrees C for many thousands of hours and convert IR energy (heat) into usable light.

Mr. Hellman commented further, "MicroDyn sputtering is the only commercially available technology that is capable of applying complex optical coatings to lamp filament tubes at the high volume, low cost needs of the lighting industry. Siemens' selection of MicroDyn sputtering means that two of the big three lighting companies in the world are now using this technology."

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components and systems. The Company also develops, manufactures and markets passive optical telecommunications devices, components and equipment based on the optical coating technology of its wholly-owned subsidiary, Deposition Sciences, Inc.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. Other risks and uncertainties include the timely development and market acceptance of new products, including production equipment, the ability to provide adequate incentives to retain and




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attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

For further information, contact:

Lisa Barry
Advanced Lighting Technologies, Inc.
440-836-7111